ServiceSource Reports First Quarter 2014 Financial Results

SAN FRANCISCO, May 1, 2014 - ServiceSource® (Nasdaq: SREV), the global leader in recurring revenue management, today announced financial results for the first quarter ended March 31, 2014.

- Reported first quarter Non-GAAP revenue of $67.3 million, up 10% year-over-year
- Reported adjusted EBITDA loss of $6.4 million and non-GAAP EPS of $0.07 loss per diluted share
- Generated Free Cash Flow of $1.3 million, ending the quarter with cash, cash equivalents and short-term investments balance of over $246.3 million

"Revenue this quarter came in below our expectations and we are moving aggressively to implement operational changes that will better align us with our customers," said Mike Smerklo, Chairman & CEO of ServiceSource. "Our market opportunity and value proposition remain strong, as shown by several significant expansions in the quarter. To strengthen execution in each of our businesses, we will implement measures to better align our go-to-market engine and increase the effectiveness of our internal operations.

GAAP revenue was $66.8 million in the first quarter, representing a 9% increase over the $61.1 million delivered in the prior year. Non-GAAP revenue, which excludes the impact of the reduction of deferred revenue in connection with our acquisition of Scout Analytics, was $67.3 million, reflecting a 10% increase over prior year.

For the first quarter of fiscal year 2014, adjusted EBITDA was a loss of $6.4 million, compared with loss of $0.5 million for the same period last year. GAAP net loss in the quarter was $18.7 million, or $0.23 per share, compared with loss of $10.5 million, or $0.14 per share for the same period last year. Non-GAAP net loss in the quarter was $5.5 million compared with $1.5 million for the same period last year. Non-GAAP EPS was $0.07 loss per diluted share, compared with $0.02 loss per diluted share for the same period last year.

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release.

Quarterly Conference Call
ServiceSource will discuss its first quarter of 2014 results and provide 2014 financial guidance today via teleconference at 1:30 p.m. Pacific Time. To access the call within the U.S., please dial (877) 293-5486, or outside the U.S. (914) 495-8592, at least five minutes prior to the start time. Conference ID number: 32260206. In addition, a live webcast of the call will also be available on the Investor Relations section of the ServicSource web site under Events & Presentations. A replay of the webcast will also be available on the Company's website at http://ir.servicesource.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the benefits of ServiceSource offerings, our managed services, our Renew OnDemand cloud platform and application, and/or our Scout application. These forward-looking statements are based on our current assumptions and beliefs, and involve risks and uncertainties that could cause our results to differ materially from those expressed or implied in our forward-looking statements. Those risks and uncertainties include, without limitation, fluctuations in our quarterly results of operations; the risk of material defects or errors in our software offerings or their failure to meet customer expectations; migrating customers to Renew OnDemand;the ability to integrate Renew OnDemand or Scout with other third-party applications used by our customers; errors in estimates as to the renewal rate improvements and/or service revenue we can generate for our customers; our ability to grow the market for service revenue management; our ability to protect our intellectual property rights; the risk of claims that our offerings infringe the intellectual property rights of others; changes in market conditions that impact our ability to sell the Renew OnDemand or Scout solution and/or generate service revenue on our customers' behalf; the possibility that our estimates of service revenue opportunity under management and other metrics may prove inaccurate; demand for our offering that falls short of expectations; our ability to keep customer data and other confidential information secure; our ability to adapt our solution to changes in the market or new competition; general political, economic and market conditions and events; and other risks and uncertainties described more fully in our periodic reports and registration statements filed with the Securities and Exchange Commission, which can be obtained online at the Commission's website at http://www.sec.gov. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements.

About ServiceSource

ServiceSource International, Inc. (NASDAQ: SREV) is the global leader in cloud-based recurring revenue management solutions. The company helps customers drive growth and build long-standing relationships across the customer lifecycle with the industry's most comprehensive data management, analytics, automation and services capabilities. Through Renew OnDemand™, Scout® and proven services, ServiceSource delivers higher subscription, maintenance, and support revenue, improved customer retention, and increased business predictability. Headquartered in the Cloud Corridor of San Francisco, ServiceSource® manages $14.5 billion in recurring revenue for the world's largest and most respected technology and B2B companies. For more information, please go to www.servicesource.com.

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Trademarks

ServiceSource, Renew OnDemand, Scout Analytics and any ServiceSource product or service names or logos above are trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.

ServiceSource International, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

| | | Three Months Ended March 31, | | |
		2014		2013
Net revenue	$	66,816	$	61,121
Cost of revenue (1)		47,595		38,498
Gross profit		19,221		22,623
Operating expenses:				
Sales and marketing (1)		15,671		14,808
Research and development (1)		6,716		6,248
General and administrative (1)		12,865		11,222
Total operating expenses		35,252		32,278
Loss from operations		(16,031)		(9,655)
Other (income) expense:				
Interest expense		2,390		54
Other, net		184		53
Loss before income taxes		(18,605)		(9,762)
Income tax provision		135		693
Net loss	$	(18,740)	$	(10,455)
Net loss per share, basic and diluted	$	(0.23)	$	(0.14)
Weighted average common shares outstanding, basic and diluted		82,077		75,610

(1) Includes stock-based compensation expense as follows:

| | | Three Months Ended March 31, | | |
		2014		2013
Cost of revenue	$	1,034	$	732
Sales and marketing		1,837		2,534
Research and development		701		486
General and administrative		2,010		2,169
Total stock-based compensation	$	5,582	$	5,921

ServiceSource International, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

		March 31, 2014		December 31, 2013
Assets				
Current assets:				
Cash and cash equivalents	$	121,943	$	170,132
Short-term investments		124,338		105,001
Accounts receivable, net		64,843		73,113
Deferred income taxes		412		412
Prepaid expenses and other		6,349		6,295
Total current assets		317,885		354,953
Property and equipment, net		27,923		27,998
Deferred income taxes, net of current portion		2,035		2,035
Other assets, net		8,454		8,626
Goodwill and intangibles, net		37,567		6,334
Total assets	$	393,864	$	399,946
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	6,648	$	3,610
Accrued taxes		1,136		1,134
Accrued compensation and benefits		18,531		19,610
Deferred revenue		5,682		5,905
Accrued liabilities and other		10,384		9,509
Total current liabilities		42,381		39,768
Convertible notes, net		115,540		113,915
Deferred revenue, non-current		199		367
Other long-term liabilities		5,026		5,199
Total liabilities		163,146		159,249
Stockholders' equity:				
Common stock		8		8
Treasury stock		(441)		(441)
Additional paid-in capital		295,112		286,526
Accumulated deficit		(64,990)		(46,250)
Accumulated other comprehensive income		1,029		854
Total stockholders' equity		230,718		240,697
Total liabilities and stockholders' equity	$	393,864	$	399,946

ServiceSource International, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three months ended March 31,	
	2014	2013
Cash flows from operating activities		
Net loss	$ (18,740)	$ (10,455)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	3,029	3,206
Accretion of debt discount and amortization of debt issuance costs	1,788	12
Accretion of premium on short-term investments	271	174
Deferred income taxes	—	461
Stock-based compensation	5,582	5,921
Income tax charge from stock-based compensation	—	181
Changes in operating assets and liabilities:		
Accounts receivable, net	10,904	5,796
Prepaid expenses and other	412	415
Accounts payable	2,001	2,077
Accrued taxes	(184)	(779)
Accrued compensation and benefits	(1,313)	(890)
Accrued liabilities and other	(1,305)	(239)
Net cash provided by operating activities	2,445	5,880
Cash flows from investing activities		
Acquisition of property and equipment	(1,304)	(1,232)
Cash paid for acquisition, net of cash acquired	(32,551)	—
Purchases of short-term investments	(28,843)	(18,034)
Sales of short-term investments	8,120	508
Maturities of short-term investments	1,095	500
Net cash used in investing activities	(53,483)	(18,258)
Cash flows from financing activities		
Repayment on capital leases obligations	(101)	(80)
Proceeds from common stock issuances	2,753	3,741
Income tax charge from stock-based compensation	—	(181)
Net cash provided by financing activities	2,652	3,480
Net decrease in cash and cash equivalents	(48,386)	(8,898)
Effect of exchange rate changes on cash and cash equivalents	197	277
Cash and cash equivalents at beginning of period	170,132	76,568
Cash and cash equivalents at end of period	$ 121,943	$ 67,947

Use of Non-GAAP Financial Measures

To supplement its financial statements presented in accordance with generally accepted accounting principles, or GAAP, ServiceSource also provides investors with non-GAAP gross profit, net income, net income per share and Adjusted EBITDA. A reconciliation of these non-GAAP financial measures to the closest GAAP financial measure is presented in the financial tables below under the heading, "GAAP to Non-GAAP Reconciliation."

ServiceSource believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing its on-going core operations and prospects for the future and provides an additional tool for investors to use in comparing ServiceSource's financial results with other companies in the industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP revenue is defined as net revenue plus revenue not recognized in the period for Scout Analytics due to the impact of purchase accounting rules related to deferred revenue acquired.

Non-GAAP gross profit consists of gross profit plus adjustments to revenue related to purchase accounting, stock based compensation, amortization of purchased intangible assets and amortization of internally-developed software.

Non-GAAP net loss consists of net loss plus adjustments to revenue related to purchase accounting, stock-based compensation, amortization of purchased intangible assets, amortization of internally-developed software, acquisition related costs associated with external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence, integration costs, and acquisition bonus payments, non-cash interest expense and applying an income tax rate of 40% reflecting our estimated tax expense on our core operations. Stock-based compensation expense is expected to vary depending on the number of new grants issued, changes in the company's stock price, stock market volatility, expected option lives and risk-free rates of return, all of which are difficult to estimate.

EBITDA consists of net loss plus depreciation and amortization, interest expense, other expenses, net, and income tax expense. Adjusted EBITDA consists of EBITDA plus non-cash, stock-based compensation expense, acquisition related costs associated with external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence, integration costs, and acquisition bonus payments and adjustments to revenue related to purchase accounting. ServiceSource uses Adjusted EBITDA as a measure of operating performance because it assists the company in comparing performance on a consistent basis, as it removes from the operating results the impact of the company's capital structure.

These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States.

ServiceSource International, Inc.
GAAP To Non-GAAP Reconciliation
(Dollars in thousands, except per share amounts)
(unaudited)

| | | Three Months Ended | | |
| | | March 31, | | |
		2014		2013
Net Revenue				
GAAP net revenue		$ 66,816	$	61,121
Adjustments to revenue	(A)	445		—
Non-GAAP net revenue		$ 67,261	$	61,121
Gross Profit				
GAAP gross profit		$ 19,221	$	22,623
Non-GAAP adjustments:				
Adjustments to revenue	(A)	445		—
Stock-based compensation	(B)	1,034		732
Amortization of internally-developed software	(C)	531		820
Amortization of purchased intangible assets	(D)	275		—
Non-GAAP gross profit		$ 21,506	$	24,175
Gross Profit %				
GAAP gross profit		29%		37%
Non-GAAP adjustments:				
Adjustments to revenue	(A)	1%		—%
Stock-based compensation	(B)	2%		1%
Amortization of internally-developed software	(C)	1%		1%
Amortization of purchased intangible assets	(D)	—%		—%
Non-GAAP gross profit		32%		40%
Certain totals do not add due to rounding				
Operating Expenses				
GAAP operating expenses		$ 35,252	$	32,278
Stock-based compensation	(B)	(4,548)		(5,189)
Amortization of internally-developed software	(C)	(57)		(451)
Amortization of purchased intangible assets	(D)	(164)		—
Acquisition related costs	(E)	(554)		—
Non-GAAP operating expenses		$ 29,929	$	26,638
Net loss				
GAAP net loss		$ (18,740)	$	(10,455)
Non-GAAP adjustments:				
Adjustments to revenue	(A)	445		
Stock-based compensation	(B)	5,582		5,921
Amortization of internally-developed software	(C)	588		1,271
Amortization of purchased intangible assets	(D)	440		—
Acquisition related costs	(E)	554		—
Non-cash interest expense	(F)	1,788		—
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate	(G)	3,818		1,721
Non-GAAP net loss		$ (5,525)	$	(1,542)
Diluted Net Loss Per Share				
GAAP net loss per share		$ (0.23)	$	(0.14)
Non-GAAP adjustments:				
Adjustments to revenue	(A)	0.01		—
Stock-based compensation	(B)	0.07		0.08
Amortization of internally-developed software	(C)	0.01		0.02
Amortization of purchased intangible assets	(D)	0.01		—
Acquisition related costs	(E)	0.01		—
Non-cash interest expense	(F)	0.02		—
Income tax effect on non-GAAP adjustments and impact of normalizing the effective income tax rate	(G)	0.05		0.02
Non-GAAP diluted net loss per share		$ (0.07)	$	(0.02)
Certain totals do not add due to rounding				
Shares used in calculating diluted net loss per share on a non-GAAP basis		82,077		75,610

Footnotes to GAAP to Non-GAAP Reconciliation

(A) Adjustments to revenue. Due to purchase accounting rules, upon acquisition, we recorded an adjustment of $1.65 million to reduce the balance of deferred revenue related to the assumed client contracts acquired from Scout Analytics. As a result of this adjustment, $0.4 million of revenue was not recognized for the three months ended March 31, 2014. Therefore, revenue is adjusted by an increase of $0.4 million to arrive at non-GAAP revenue for the three months ended March 31, 2014.

(B) Stock-based compensation. Included in our GAAP presentation of cost of revenue and operating expenses, stock-based compensation consists of expenses for stock options and awards and purchase rights under our stock purchase plan. We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.

 (C) Amortization of internally-developed software. Included in our GAAP presentation of cost of revenue and operating expenses, amortization of internally-developed software reflects non-cash expense for certain software purchases and software developed or obtained for internal use. We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance.

(D) Amortization of Purchased Intangibles. Included in our GAAP presentation of gross margin and operating expenses is amortization of purchased intangible assets. We believe amortization of acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's research and development efforts, trade names and customer relationships, is appropriate as items arising from pre-acquisition activities determined at the time of an acquisition. While these intangible assets are continually evaluated for impairment, amortization of the cost of purchased intangibles is a static expense, one that is not typically affected by operations during any particular period.

(E) Acquisition related costs. Included in our GAAP presentation of operating expenses, acquisition costs consist of external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence, integration costs and acquisition bonus payments. These are one-time costs that vary significantly in amount and timing and are not indicative of our core operating performance.

 (F) Non-cash interest expense. Under GAAP, we are required to separately account for liability (debt) and equity (conversion option) components of the $150 million convertible senior notes that were issued in August 2013. Accordingly, for GAAP purposes we are required to recognize effective interest expense on our convertible senior notes which includes interest cost related to the amortization of debt issuance costs and the contractual 1.5% interest rate on the notes. The difference between the effective interest expense and the contractual interest expense is excluded from our assessment of our operating performance because we believe that this non-cash expense is not indicative of ongoing operating performance. We believe that the exclusion of the non-cash interest expense provides investors a view of our core operating performance.

(G) Income tax effect on non-GAAP adjustments as well as the impact of normalizing the effective income tax rate. This adjusts (i) the provision for income taxes to reflect the effect of the non-GAAP items A, B, C, D, E and F noted above on our non-GAAP net loss; (ii) the income tax rate to a normalized effective tax rate of 40%; and (iii) non-GAAP earnings per share based on a fully-diluted share count.

ServiceSource International, Inc.
Reconciliation of Net Loss to Adjusted EBITDA
(In thousands)
(Unaudited)

	Three Months Ended March 31,			
	2014		**2013**	
Net loss	$	(18,740)	$	(10,455)
Income tax provision		135		693
Other expense, net		2,574		107
Depreciation and amortization		3,029		3,206
EBITDA		(13,002)		(6,449)
Stock-based compensation		5,582		5,921
Adjustments to revenue		445		—
Acquisition related costs		554		—
Adjusted EBITDA	$	(6,421)	$	(528)

ServiceSource International, Inc.
Reporting Segments
(In thousands)
(unaudited)

	Three Months Ended March 31,							
	2014				**2013**			
	Managed Services		**Cloud and Data Services**		**Managed Services**		**Cloud and Data Services**	
Net Revenue	$	58,569	$	8,247	$	58,339	$	2,782
Cost of Revenue		41,306		6,289		36,118		2,380
Gross Profit	$	17,263	$	1,958	$	22,221	$	402

Investor Relations Contact for ServiceSource:

Erik Bylin
ServiceSource International, Inc.
(415) 901-4182
ebylin@servicesource.com